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SECURITIES **04017711** **SION**
W

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aletheia Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1960

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger B. Peikin   (310) 899-0800

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., # 59 ,	Encino,	CA	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING SECTION — RECEIVED MAR 29 2004 — W D C 181

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Roger B. Peikin_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Aletheia Securities, Inc._ , as of _December 31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2008

_____
Signature

EVP, CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ALETHEIA SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003

ALETHEIA SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Aletheia Securities, Inc.
Santa Monica, California

I have audited the accompanying statement of financial condition of Aletheia Securities, Inc. as of December 31, 2003 and the related statements of operations, changes, in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Aletheia Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
March 25, 2004

ALETHEIA SECURITIES, INC.

Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	243,177
Due from broker		229,629
Prepaid expenses		4,781
Other assets		6,231
Total assets	$	483,818

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:

Accounts payable	$	26,062
Commissions payable		14,862
Due to parent		217,000
Total liabilities		257,924

Stockholders' equity:

Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in-capital	182,790
Retained earnings	43,104
Total stockholders' equity	225,894
Total liabilities and stockholders' equity	$ 483,818

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Statement of Income
For the year ended December 31, 2003

REVENUES:

Commissions	$ 4,726,200
Interest	113,889
Other income	26,364
Total revenues	4,866,453

EXPENSES:

Commissions expenses	3,914,872
Execution charges	556,124
Clearance charges	392,265
Professional services	28,690
Other expenses	21,375
Total expenses	4,913,326

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(46,873)

PROVISION FOR INCOME TAXES (Note 4)

Income tax benefit	6,231
NET LOSS	(40,642)

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2003

	Stockholders' Equity	Net Loss	Total Stockholder's Equity
Beginning balance December 31, 2002	$ 266,536		$266,536
Net loss		(40,642)	(40,642)
Ending balance December 31, 2003	$ 266,536	$ (40,642)	$ 225,894

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (40,642)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Due from broker	50,818
Prepaid expenses	(905)
Other assets	(6,231)
Increase (decrease) in:	
Accounts payable	10,126
Commissions payable	(14,710)
Due to parent	(69,000)
Total adjustments	(29,902)
Net cash used in operating activities	(70,544)
Decrease in cash	(70,544)
Cash - beginning of period	313,721
Cash - end of period	$ 243,177
Supplemental disclosure of cash flow information	
Interest	$0
Income taxes	$0

ALETHEIA SECURITIES, INC.

Note 1: OWNERSHIP STRUCTURE

Aletheia Securities, Inc. (the "Company") was incorporated in 1997 under the laws of the State of California. The Company is a registered broker-dealer in securities under the provision of the Securities Exchanged Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker.

The Company is a majority-owned subsidiary of Aletheia Research and Management, Inc. (the parent)

The Company has an agreement with National Financial Services, LLC (the Clearing Broker), a wholly owned subsidiary of Fidelity Investment Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exceptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3 (k) (2) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Concentrations

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the year. Although management believes these estimates and assumptions to be reasonable accurate, actual results may differ.

ALETHEIA SECURITIES, INC.

Notes to Financial Statements
December 31, 2003

Note 2: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

<u>Securities Transactions</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transaction entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities held by the Company are carried at market value. The Company did not have any securities in its proprietary account as of December 31, 2003.

<u>Income Taxes</u>

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated as if the Company filed a separate federal and state income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

<u>Commissions</u>

Commissions revenues and expenses are recorded on a trade date basis as securities transaction occur.

<u>Derivatives and Hedging Activities</u>

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2003.

ALETHEIA SECURITIES, INC.

Notes to Financial Statements
December 31, 2003

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

The Parent provides management and other support services for the Company. The Company was charged $3,432,855 for the year ended December 31, 2003 as compensation to the Parent for the services provided. This amount is included in commissions expenses of $3,914,872 in the statement of operations. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the accompanying statement of operations.

The Company performs broker-dealer related services on behalf of the Parent as general partner of various hedge funds for which the Company receives commission revenue. In 2003, the Company received $2,437,486 in commission revenue.

Note 4: <u>INCOME TAXES</u>

The component of the income benefit for the year ended December 31, 2003 is as follows:

Current:		
Federal	$	(7,031)
State		800
Tax benefit	$	(6,231)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2003 deferred tax assets and liabilities were not significant.

The net federal tax receivable of $6,231 is included in other assets.

ALETHEIA SECURITIES, INC.

Notes to Financial Statements
December 31, 2003

Note 5: <u>NET CAPITAL REQUIREMENTS</u>

Aletheia Securities, Inc., as a registered broker-dealer in securities and member of the New York Stock Exchange, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealer in securities to calculate net capital on a periodic basis and to maintain compliance with Rule at all times. Net capital is the broker-dealer in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealer in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2003 the company had a net capital of $180,420 which is $80,420 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness to net capital was 1.43 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 6: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company may be named as a defendant in legal actions arising from transactions conducted in the ordinary course of business. Management believes that such actions will not materially affect the Company's financial position or result of operations. Management is not aware of any legal actions.

Note 7: <u>FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK</u>

In the normal course of business, the Company executes, as agent, transaction on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company accounts.

ALETHEIA SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2003

	Focus 12/31/03	Audit 12/31/03	Change
Stockholders' equity, December 31, 2003	$ 230,163	$ 225,894	$ 4,269
Subtract - Non allowable assets:	4,781	11,012	(6,231)
Tentative net capital	225,382	214,882	10,500
Haircuts:	34,462	34,462	-
NET CAPITAL	190,920	180,420	10,500
Minimum net capital	100,000	100,000	-
Excess net capital	$90,920	$80,420	$10,500
Aggregate indebtedness	247,424	257,924	(10,500)
Ratio of aggregate indebtedness to net capital	130%	143%	

There was observed differences between the net capital computation
above and the firm's FOCUS report for the quarter ended 12/31/2003
as scheduled above resulting from audit adjusting journal entries
due to accrual of audit fees and income tax benefit.

The accompanying notes are an integral part of these financial statements

11

ALETHEIA SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5**

Board of Directors
Aletheia Securities, Inc.
Santa Monica, California

In planning and performing my audit of the financial statements of Aletheia Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Aletheia Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

13

Board of Directors
Aletheia Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
March 25, 2004